Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

(Unaudited)

Three and nine months ended September 30, 2018 and 2017

CRH MEDICAL CORPORATION

Condensed Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

As at September 30, 2018 and December 31, 2017

	Notes	September 30, 2018	December 31, 2017

Assets

Current assets:
Cash and cash equivalents		$6,832,560	$12,486,884
Trade and other receivables		17,267,278	15,486,312
Current tax receivable		1,688,238	–
Prepaid expenses and deposits		674,422	889,882
Inventories		570,712	423,445
		27,033,210	29,286,523

Non-current assets:
Property and equipment		302,585	364,366
Intangible assets	4	176,489,916	163,092,606
Deferred tax assets		7,860,629	5,707,383
		184,653,130	169,164,355

Total assets		$211,686,340	$198,450,878

Liabilities

Current liabilities:
Trade and other payables		$6,507,730	$5,661,844
Employee benefits		830,562	500,754
Current tax liabilities		–	577,553
Notes payable and bank indebtedness	8	2,976,468	1,101,468
Deferred consideration		1,034,179	906,956
Earn-out obligation	11	2,161,680	–
Short-term advances	4	110,767	–
Member loan	4	–	435,000
		13,621,386	9,183,575

Non-current liabilities:
Deferred consideration		1,172,948	2,226,737
Notes payable and bank indebtedness	8	65,765,250	60,228,851
Earn-out obligation	11	–	1,875,427
		66,938,198	64,331,015

Equity
Share capital		54,559,146	53,925,537
Contributed surplus		9,863,931	8,390,026
Accumulated other comprehensive loss		(66,772)	(66,772)
Retained earnings		7,224,614	5,410,181
Total equity attributable to shareholders of the Company		71,580,919	67,658,972
Non-controlling interest		59,545,837	57,277,316
Total equity		131,126,756	124,936,288

Total liabilities and equity		$211,686,340	$198,450,878

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

(signed) “Edward Wright”	Director	(signed) “Anthony Holler”	Director
Edward Wright		Anthony Holler
1

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in United States dollars)

Three and nine month periods ended September 30, 2018 and 2017

		Three months ended		Nine months ended
	Notes	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Revenue:
Anesthesia services	12	$26,073,462	$19,294,005	$72,858,705	$56,026,667
Product sales	12	2,658,131	2,864,742	7,868,907	8,428,735
		28,731,593	22,158,747	80,727,612	64,455,402

Expenses:
Anesthesia services expense	5	21,329,627	15,531,573	58,835,160	43,675,916
Product sales expense	6	1,181,976	1,199,232	3,757,519	3,589,839
Corporate expense	7	1,723,922	1,776,300	4,736,454	4,854,318
		24,235,525	18,507,105	67,329,133	52,120,073

Operating income		4,496,068	3,651,642	13,398,479	12,335,329

Finance income	10	–	(858,628)	–	(814,565)
Finance expense	10	1,596,917	459,062	2,762,949	5,232,162

Income before tax		2,899,151	4,051,208	10,635,530	7,917,732

Income tax expense		407,276	603,319	1,716,725	547,852

Net and comprehensive income		$2,491,875	3,447,889	8,918,805	7,369,880

Attributable to:
Shareholders of the Company		$263,706	$2,228,486	$2,993,413	$3,276,711
Non-controlling interest		2,228,169	1,219,403	5,925,392	4,093,169
		$2,491,875	$3,447,889	$8,918,805	$7,369,880

Earnings per share attributable to shareholders:
Basic	9(d)	$0.004	$0.030	$0.041	$0.044
Diluted	9(d)	$0.004	$0.030	$0.040	$0.043

Weighted average shares outstanding:
Basic		73,356,986	74,109,738	72,563,810	73,691,799
Diluted		74,995,003	75,479,962	74,008,839	75,693,122

See accompanying notes to condensed consolidated interim financial statements.

2

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

(Expressed in United States dollars)

Nine months ended September 30, 2018 and 2017

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interest	Total equity

Balance as at January 1, 2017	72,745,939	$52,706,484	$7,142,964	$(66,772)	$733,155	$36,410,456	$96,926,287

Total net and comprehensive income for the period	–	–	–	–	3,276,711	4,093,169	7,369,880

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	–	–	2,655,173	–	–	–	2,655,173

Common shares purchased on exercise of options	178,750	79,369	(33,812)	–	–	–	45,557

Common shares issued on vesting of share units	1,202,549	1,511,614	(1,578,633)	–	–	–	(67,019)

Distribution to non-controlling interest	–	–	–	–	–	(9,683,093)	(9,683,093)

Acquisition of non-controlling interest (note 4)	–	–	–	–	–	26,657,061	26,657,061

Balance as at September 30, 2017	74,127,238	$54,297,467	$8,185,692	$(66,772)	$4,009,866	$57,477,593	$123,903,846

Balance as at January 1, 2018	73,018,588	$53,925,537	$8,390,026	$(66,772)	$5,410,181	$57,277,316	$124,936,288

Total net and comprehensive income for the period	–	–	–	–	2,993,413	5,925,392	8,918,805

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	–	–	2,532,192	–	–	–	2,532,192

Common shares purchased on exercise of options	–	–	–	–	–	–	–

Common shares issued on vesting of share units	197,750	1,058,287	(1,058,287)	–	–	–	–

Common shares repurchased in connection with normal course issuer bid and cancelled (note 9(c))	(579,900)	(424,678)	–	–	(1,178,980)	–	(1,603,658)

Cancellation of treasury shares purchased in previous year	(72,400)	–	–	–	–	–	–

Distribution to non-controlling interest	–	–	–	–	–	(14,618,460)	(14,618,460)

Acquisition of non-controlling interest (note 4)	–	–	–	–	–	10,961,589	10,961,589

Balance as at September 30, 2018	72,564,038	$54,559,146	$9,863,931	$(66,772)	$7,224,614	$59,545,837	$131,126,756

See accompanying notes to condensed consolidated interim financial statements.

3

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

Three and nine month periods ended September 30, 2018 and 2017

		Three months ended		Nine months ended
	Notes	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Cash provided by (used in)

Operating activities:
Net income		$2,491,875	$3,447,889	$8,918,805	$7,369,880
Adjustments for:
Depreciation of property, equipment and intangibles		7,996,129	5,918,773	22,524,416	16,610,537
Stock based compensation expense		865,374	967,686	2,532,192	2,655,173
Unrealized foreign exchange (gain) loss		(45,742)	(44,145)	(40,420)	43,296
Finance expense		1,596,917	(399,562)	2,762,949	4,329,513
Income tax expense		407,276	603,319	1,716,725	547,852
Operating activity before changes in operating assets and liabilities		13,311,829	10,493,960	38,414,667	31,556,251
Taxes paid		(1,681,427)	(707,673)	(6,102,449)	(4,560,184)
Change in trade and other receivables		(1,157,352)	(457,734)	(1,780,965)	(204,722)
Change in prepaid expenses and deposits		57,544	243,500	319,879	94,428
Change in inventories		(176,683)	(35,440)	(147,266)	(91,949)
Change in trade and other payables		1,838,202	538,518	595,286	903,196
Change in employee benefits		225,542	29,931	329,807	149,620
Cash provided by operating activities		12,417,655	10,105,062	31,628,959	27,846,640

Financing activities
Proceeds (repayment) of member loans		(186,200)	375,000	(435,000)	435,000
Proceeds of working capital advance		110,767	–	110,767	–
Payment of deferred consideration		–	–	(1,000,000)	(900,000)
Proceeds on bank indebtedness	8	4,500,000	21,500,000	18,300,000	68,200,000
Repayment of notes payable and bank indebtedness	8	–	–	(11,000,000)	(50,043,750)
Repayment of interest on notes payable and bank indebtedness		(600,510)	(270,528)	(2,041,263)	(2,673,838)
Payment of financing fees		–	–	–	(354,565)
Proceeds on settlement of derivative asset		–	–	–	1,313,874
Distribution to non-controlling interest		(4,149,200)	(3,429,881)	(14,618,460)	(9,683,093)
Proceeds from the issuance of shares relating to stock based compensation		–	–	–	(21,462)
Repurchase of shares for cancellation	9(c)	(564,342)	–	(1,603,658)	–
Cash (used in) provided by financing activities		(889,485)	18,174,591	(12,287,614)	6,272,166

Investing activities
Acquisition of property and equipment		(2,946)	(95,584)	(9,353)	(116,558)
Acquisition of anesthesia services providers	4	(9,180,000)	(25,661,658)	(24,993,148)	(33,153,268)
Cash used in investing activities		(9,182,946)	(25,757,242)	(25,002,501)	(33,269,826)

Effects of foreign exchange on cash and cash equivalents		17,719	5,094	6,832	5,993

Increase (decrease) in cash and cash equivalents		2,362,943	2,527,505	(5,654,324)	854,973

Cash and cash equivalents, beginning of period		4,469,617	7,834,472	12,486,884	9,507,004

Cash and cash equivalents, end of period		$6,832,560	$10,361,977	$6,832,560	$10,361,977

See accompanying notes to condensed consolidated interim financial statements.

4

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

1.   Reporting entity:

CRH Medical Corporation (“CRH” or “the Company”) was incorporated on April 21, 2001 and is incorporated under the Business Corporations Act (British Columbia).  The Company provides anesthesiology services to gastroenterologists in the United States through its subsidiaries and sells its patented proprietary technology for the treatment of hemorrhoids directly to physicians in the United States and Canada.

CRH principally operates in the United States and is headquartered from its registered offices located at Unit 578, 999 Canada Place, Vancouver, British Columbia, Canada.

2.   Basis of preparation:

(a)  Statement of compliance:

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2017. In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

On January 1, 2018, the Company adopted IFRS 15 and IFRS 9. Changes to significant accounting policies are described in Note 3.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 30, 2018.

(b)  Basis of measurement:

The Company’s condensed consolidated interim financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.

(c)  Functional and presentation currency:

These condensed consolidated interim financial statements are presented in United States dollars, which is the Company’s presentational currency. The functional currency of the Company’s parent company and subsidiaries is the United States dollar.

5

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

2.   Basis of preparation (continued):

(d)  Use of estimates, assumptions and judgments:

The preparation of the Company’s condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimates supporting reported anesthesia revenues, the valuation of certain long term liabilities, including liabilities relating to contingent and deferred consideration, the vesting term for share units with market and performance based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments. In conjunction with the Company’s business acquisitions, these judgments also include the Company’s determination of control for the purposes of consolidation and the Company’s definition of a business.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

(e) Comparative information:

Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal year.

3.   Significant accounting policies:

(a)  Adoption of new accounting standards:

These condensed consolidated interim financial statements have been prepared using the significant accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2017 annual consolidated financial statements, except as discussed below relating to the adoption of IFRS 15 and IFRS 9.

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company’s annual financial statements for the period ended December 31, 2017. The Company has initially adopted IFRS 15, Revenue from Contracts with Customers as at January 1, 2018. A number of other new standards are effective from January 1, 2018, including IFRS 9, Financial Instruments, but they do not have a material effect on the Company’s financial statements.

6

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

3.   Significant accounting policies (continued):

(a)  Adoption of new accounting standards (continued):

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard is applied to each prior reporting period presented and the cumulative effect of applying the standard is recognized in the earliest period shown, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized in retained earnings at January 1, 2018, the date of initial application. Effective January 1, 2018, the Company adopted IFRS 15 using the full retrospective method.

The Company recognizes revenue upon a transfer of control of the asset to the customer. For anesthesia services, a transfer of control occurs upon completion of service to the customer (patient). For product sales, a transfer of control occurs upon shipment of product to the customer (physician). Control of goods passes to the customer (physician) upon shipment primarily because the customer obtains both legal title to the goods and an obligation to pay for the goods upon shipment. Each contract, whether for anesthesia services or product sales, contains only a single performance obligation since physicians who purchase ligators are not the ones performing endoscopies or colonoscopies that require anesthesia.

IFRS 15 requires management to estimate the transaction price including any implicit price concessions. IFRS 15 also requires that changes to the transaction price be recorded as adjustments to revenue. Under IFRS 15, where there are implicit price concessions arising from the credit approval process, this is considered to be variable consideration. Variable consideration of this type is accounted for as adjustments to revenue recorded. Essentially the impact to the Company of adopting IFRS 15 is that revenue is reduced by the net uncollectible amounts which were previously recorded as bad debt expense. This only impacts the Company’s anesthesia services revenue. The net impact of adoption of IFRS 15 is a reduction in anesthesia services revenue and a corresponding reduction in anesthesia services expense with no impact to net income. There was no impact to the Company’s other operating segments.

In adopting IFRS 15, the Company has elected to make use of the following practical expedients:

•	incremental costs of obtaining a contract are recognised as an expense when incurred because the amortisation period of the asset that the Company otherwise would have recognised is one year or less; and
•	the promised amount of consideration has not been adjusted for the effects of a significant financing component because, at contract inception, the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.
7

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

3.   Significant accounting policies (continued):

(a)  Adoption of new accounting standards (continued):

The following table summarizes the impact of adopting IFRS 15 on the Company’s interim statement of operations and comprehensive income. Due to the nature of the adjustments, there was no impact to the consolidate balance sheet, statement of changes in equity or statement of cash flows.

For the three months ended September 30, 2017
	Note	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenue:
Anesthesia services	a	$19,294,005	$1,186,283	$20,480,288
Product sales		2,864,742	–	2,864,742
		22,158,747	1,186,283	23,345,030

Expenses:
Anesthesia services expense	a	15,531,573	1,186,283	16,717,856
Product sales expense		1,199,232	–	1,199,232
Corporate expense		1,776,300	–	1,776,300
		18,507,105	1,186,283	19,693,388

Operating income		3,651,642	–	3,651,642

Finance income		(858,628)	–	(858,628)
Finance expense		459,062	–	459,062

Income before tax		4,051,208	–	4,051,208

Income tax recovery		603,319	–	603,319

Net and comprehensive income		$3,447,889	–	$3,447,889

Attributable to:
Shareholders of the Company		$2,228,486	–	$2,228,486
Non-controlling interest		1,219,403	–	1,219,403
		$3,447,889	–	$3,447,889

a	Under IFRS 15, where there are implicit price concessions arising from the credit approval process, this is considered to be variable consideration. Variable consideration of this type is accounted for as adjustments to revenue recorded. This only impacts the Company’s anesthesia services revenue. Previously, collection risk was recorded as bad debt expense. The impact of the adoption of IFRS 15 serves to reduce revenue recorded historically by the bad debt expense recorded in the anesthesia services segment.

8

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

3.       Significant accounting policies (continued):

(a) Adoption of new accounting standards (continued):

For the nine months ended September 30, 2017
	Note	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenue:
Anesthesia services	a	$56,026,667	$3,483,824	$59,510,491
Product sales		8,428,735	–	8,428,735
		64,455,402	3,483,824	67,939,226

Expenses:
Anesthesia services expense	a	43,675,916	3,483,824	47,159,740
Product sales expense		3,589,839	–	3,589,839
Corporate expense		4,854,318	–	4,854,318
		52,120,073	3,483,824	55,603,897

Operating income		12,335,329	–	12,335,329

Finance income		(814,565)	–	(814,565)
Finance expense		5,232,162	–	5,232,162

Income before tax		7,917,732	–	7,917,732

Income tax expense		547,852	–	547,852

Net and comprehensive income		$7,369,880	–	$7,369,880

Attributable to:
Shareholders of the Company		$3,276,711	–	$3,276,711
Non-controlling interest		4,093,169	–	4,093,169
		$7,369,880	–	$7,369,880

a	Under IFRS 15, where there are implicit price concessions arising from the credit approval process, this is considered to be variable consideration. Variable consideration of this type is accounted for as adjustments to revenue recorded. This only impacts the Company’s anesthesia services revenue. Previously, collection risk was recorded as bad debt expense. The impact of the adoption of IFRS 15 serves to reduce revenue recorded historically by the bad debt expense recorded in the anesthesia services segment.

9

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

3.   Significant accounting policies (continued):

(b)  New standards and interpretations not yet applied:

As a non-U.S. company listed on the NYSE, the United States Securities and Exchange Commission (“SEC”) requires us to perform a test on the last business day of the second quarter of each fiscal year to determine whether we continue to meet the definition of a foreign private issuer (“FPI”). Historically, we met the definition of an FPI, and as such, prepared consolidated financial statements in accordance with IFRS, reported with the SEC on FPI forms, and complied with SEC rules and regulations applicable to FPIs.

On June 30, 2018, we performed the test and determined that we no longer meet the definition of a FPI. As such, from January 1, 2019 we will be required to prepare consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), report with the SEC on domestic forms, and comply with SEC rules and regulations applicable to domestic issuers. We are currently evaluating the impact that our transition to U.S. GAAP will have on our consolidated financial statements.

10

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

4.   Business combinations:

During the nine months ended September 30, 2018, the Company completed four business combinations. The business combinations completed in the period have been included in the anesthesia segment of the Company and represents the following:

Acquired Operation	Date Acquired	Consideration
Shreveport Sedation Associates LLC (“SSA”)	March 2018	$9,404,148
Western Ohio Sedation Associates LLC (“WOSA”)	May 2018	$6,409,000
Lake Washington Anesthesia LLC (“LWA”)	July 2018	$5,000,000
Lake Erie Sedation Associates LLC (“LESA”)	September 2018	$4,180,000

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date. Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.

	SSA	WOSA	LWA	LESA	Total
Cash	$9,404,148	$6,409,000	$5,000,000	$4,180,000	$24,993,148
Purchase consideration	$9,404,148	$6,409,000	$5,000,000	$4,180,000	$24,993,148
Non-controlling interest	$-	$6,157,667	$4,803,922	$-	$10,961,589
	$9,404,148	$12,566,667	$9,803,922	$4,180,000	$35,954,737

Assets and liabilities acquired:
Exclusive professional services agreements	$9,300,000	$12,566,667	$9,803,922	$4,180,000	$35,850,589
Prepaid expenses and deposits	104,148	-	-	-	104,148
Pre-close accounts receivable	-	-	652,506	-	652,506
Pre-close accounts payable	-	-	(652,506)	-	(652,506)
Fair value of net identifiable assets and liabilities acquired	9,404,148	$12,566,667	$9,803,922	$4,180,000	$35,954,737

Exclusive professional services agreements - amortization term	7 years	10 years	7 years	10 years
Acquisition costs expensed					$363,318

The value of the acquired intangible assets, being exclusive professional services agreements, have been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services. The amortization term for the agreements is based upon contractual terms within the acquisition agreement and professional services agreement.

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CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

4.   Business combinations (continued):

SSA

In March 2018, a subsidiary of the Company entered into an asset purchase agreement to purchase 100% of certain assets of an anesthesia services provider in Louisiana. The total purchase price under the asset purchase agreement was $9,404,148 and was paid via cash. The Company has obtained control over the business through its contractual ability to direct the relevant activities of the assets acquired. The results of the operation of these assets has been included in the Company’s consolidated interim financial statements from the date of acquisition, being March 19, 2018.

WOSA

In May 2018, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Western Ohio Sedation Associates, LLC (“WOSA”), an anesthesia services provider in Ohio. The total purchase price under the agreement was $6,409,000 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of WOSA which governs the operation of the acquired entity. As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of WOSA and, as a result, 100% of the financial results of WOSA have been included in the Company’s consolidated financial statements from the date of acquisition, being May 1, 2018. The non-controlling interest of $6,157,667 was determined based on 49% of the fair value of WOSA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $193,800 and $186,200, respectively. The terms of the loans are such that they will be repaid first, prior to any future distributions and are non-interest bearing.

LWA

In July 2018, a subsidiary of the Company entered into a membership interest purchase agreement to acquire 51% of the ownership interest in Lake Washington Anesthesia, LLC (“LWA”), an anesthesia services provider in the state of Washington. The purchase price under the agreement was $5,000,000 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of LWA which governs the operation of the acquired business. As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of LWA and, as a result, 100% of the financial results of LWA have been included in the Company’s consolidated financial statements from the date of acquisition, being July 1, 2018. The non-controlling interest of $4,803,922 was determined based on 49% of the fair value of LWA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, the non-controlling interest shareholder of LWA provided a working capital advance to LWA totaling $254,351 at July 1, 2018. As at September 30, 2018, the working capital advance totaled $110,767.

12

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

4.   Business combinations (continued):

LESA

In September 2018, a subsidiary of the Company entered into an asset purchase agreement to purchase 100% of certain assets of an anesthesia services provider in Ohio. The total purchase price under the asset purchase agreement was $4,180,000 and was paid via cash. The Company has obtained control over the business through its contractual ability to direct the relevant activities of the assets acquired. The results of the operation of these assets has been included in the Company’s consolidated interim financial statements from the date of acquisition, being September 4, 2018.

In the three and nine months ended September 30, 2018, the above noted acquisitions contributed revenue and net earnings before tax as follows:

	Three months ended September 30, 2018
	SSA	WOSA	LWA	LESA	Total

Revenue	$1,047,063	$1,422,364	$1,290,110	$150,024	$3,909,561
Net income before tax	$248,938	$342,557	$225,183	$39,603	$856,281
Amortization	$332,143	$314,167	$350,140	$30,189	$1,026,639

	Nine months ended September 30, 2018
	SSA	WOSA	LWA	LESA	Total

Revenue	$2,208,205	$2,736,182	$1,290,110	$150,024	$6,384,521
Net earnings before tax	$504,297	$988,817	$225,183	$39,603	$1,757,900
Amortization	$712,262	$523,611	$350,140	$30,189	$1,616,202

The following unaudited supplemental pro forma financial information presents information as if the acquisitions had been completed on January 1, 2018. The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal 2018. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation. Had the acquisitions been completed on January 1, 2018, revenue for the Company would have been approximately $87.7 million and net income before tax would have been approximately $12.4 million for the nine months ended September 30, 2018.

	Nine months ended September 30, 2018
Pro Forma Information (unaudited)
	SSA	WOSA	LWA	LESA	Total
Revenue	$3,089,199	$4,925,128	$3,870,330	$1,500,240	$13,384,897
Net earnings before tax	$705,493	$1,779,871	$675,549	$396,030	$3,556,943
Amortization	$996,429	$942,500	$1,050,420	$313,500	$3,302,849

13

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

4.   Business combinations (continued):

During the year ended December 31, 2017, the Company completed six business combinations. All business combinations completed during the period have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
DDAB, LLC (“DDAB”)	February 2017	$5,273,570
Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”)	March 2017	$3,401,819
West Florida Anesthesia Associates, LLC (“WFAA”)	August 2017	$5,840,000
Central Colorado Anesthesia Associates, LLC (“CCAA”)	September 2017	$7,888,919
Raleigh Sedation Associates, LLC & Blue Ridge Sedation Associates, PLLC (“RSA”)	September 2017	$7,248,960
Alamo Sedation Associates, LLC (“ASA”)	September 2017	$3,500,000

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

The following table summarizes the fair value of the consideration transferred and the fair values of the assets and liabilities acquired at the acquisition date.

	DDAB	OGAA	WFAA	CCAA	RSA	ASA	Total
Cash	$4,089,791	$3,401,819	$5,840,000	$7,888,919	$7,248,960	$3,500,000	$31,969,489
Contingent consideration	1,183,779	-	-	-	-	-	1,183,779
Purchase consideration	$5,273,570	$3,401,819	$5,840,000	$7,888,919	$7,248,960	$3,500,000	33,153,268
Non-controlling interest	5,066,763	2,267,879	4,778,182	7,579,550	6,964,687	-	26,657,061
	$10,340,333	$5,669,698	$10,618,182	$15,468,469	$14,213,647	$3,500,000	$59,810,329

Assets and liabilities acquired:
Exclusive professional services agreements	10,340,333	$5,669,698	$10,606,192	$15,468,469	$14,213,648	$3,500,000	$59,798,340
Pre-close trade receivables	525,000	-	-	-	-	-	525,000
Pre-close trade payables	(525,000)	-	-	-	-	-	(525,000)
Prepaid expenses and deposits	-	-	11,889	-	-	-	11,889
Fair value of net identifiable assets and liabilities acquired	$10,340,333	$5,669,698	$10,618,081	$15,468,469	$14,213,648	$3,500,000	$59,810,229

Exclusive professional services agreements - amortization term	4.5 years	5 years	15 years	7 years	5 years	7 years
Acquisition costs expensed							$570,900

As a result of the above business combinations completed in 2017, the Company recognized intangible assets totaling $59,798,340 during the year ended December 31, 2017, along with non-controlling interest of $26,657,061.

14

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

5.   Anesthesia services expense:

For the three and nine month periods ended September 30:

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Employee related	$10,393,353	$7,106,062	$28,148,985	$20,321,355
Depreciation and amortization	7,973,326	5,898,442	22,456,267	16,561,085
Office related	2,120,234	1,648,749	5,898,828	4,671,734
Acquisition expense	154,034	355,992	363,318	570,900
Medical supplies	231,023	150,528	655,037	430,749
Stock-based compensation	155,608	100,463	450,449	355,825
Professional fees	103,773	113,917	307,329	350,352
Insurance	82,558	57,751	234,887	173,338
Travel and entertainment	115,718	99,669	320,060	240,578

	$21,329,627	$15,531,573	$58,835,160	$43,675,916

6.   Product sales expense:

For the three and nine month periods ended September 30:

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Employee related	$431,936	$415,654	$1,279,583	$1,241,756
Product cost and support	542,215	512,584	1,784,085	1,509,507
Professional fees	10,042	84,721	99,644	303,273
Office related	71,364	73,881	231,708	206,757
Stock-based compensation	100,097	90,371	277,546	276,880
Insurance	9,850	4,540	29,428	11,952
Depreciation and amortization	17,054	14,557	51,088	39,702
Foreign exchange	(582)	2,924	4,437	12

	$1,181,976	$1,199,232	$3,757,519	$3,589,839

15

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

7.   Corporate expense:

For the three and nine month periods ended September 30:

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Employee related	$478,625	$425,096	$1,326,368	$1,238,550
Professional expenses	294,153	233,774	718,154	628,804
Corporate	98,735	126,404	325,344	364,988
Stock-based compensation	609,669	776,854	1,804,197	2,022,470
Travel and entertainment	80,880	69,812	119,045	179,726
Office related	74,475	53,700	217,482	150,742
Insurance	69,875	79,916	208,645	232,936
Depreciation and amortization	5,748	5,775	17,060	9,751
Foreign exchange	11,762	4,969	159	26,351

	$1,723,922	$1,776,300	$4,736,454	$4,854,318

8. Notes payable:

September 30, 2018	Scotia Facility
Current portion	$2,976,468
Non-current portion	65,765,250
Total loans and borrowings	$68,741,718

December 31, 2017	Scotia Facility
Current portion	$1,101,468
Non-current portion	60,228,851
Total loans and borrowings	$61,330,319

The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which had a maturity date of April 30, 2018, provided financing of up to $55,000,000, after amendment on June 15, 2016.

16

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

8.   Notes payable:

On June 26, 2017, the Company amended the Scotia Facility, which includes US Bank and JP Morgan as part of the lending syndicate, to provide financing of up to $100,000,000 via a revolving and term facility. The amended facility has a maturity date of June 26, 2020. In conjunction with this amendment, the Company incurred fees of $445,598. The amendment was determined to be a substantial modification and the Company extinguished the previous Scotia facility and wrote off deferred financing costs related to the previous facility of $173,511. As September 30, 2018, the Company had drawn $69,000,000 on the amended facility (2017 - $61,700,000). The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning September 30, 2017 based on the initial principal issued under the term facility. The facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At September 30, 2018, interest on the facility is calculated at LIBOR plus 2.50% on the revolving portion and term portion of the Facility. The Facility is secured by the assets of the Company. As at September 30, 2018 the Company is required to maintain the following financial covenants in respect of the Facility:

Financial Covenant	Required Ratio
Total funded debt ratio	2.50:1.00
Fixed charge coverage ratio	1.15:1.00

The Company is in compliance with all covenants at September 30, 2018.

The consolidated minimum loan payments (principal) for all loan agreements in the future are as follows:

Minimum Principal
At September 30, 2018
Not later than one year	$3,125,000
Between one to three years	$65,875,000
Between four to five years	$–
Thereafter	$–
$69,000,000

9.   Share capital:

(a)   Issued and outstanding - common shares:

Other than in connection with shares issued in respect of the Company’s share unit and share option plans and in connection with the Company’s normal course issuer bid (note 9(c)), there were no share transactions in the three and nine months ended September 30, 2018.

Other than in connection with shares issued in respect of the Company’s share unit and share option plans, there were no share transactions in the three and nine months ended September 30, 2017.

17

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

9.   Share capital (continued):

(b)    Share unit plan:

In June 2017, the shareholders of the Company approved the 2017 Share Unit Plan. The 2017 Share Unit Plan is substantially similar to the Share Unit Plan adopted in 2014 and amends certain of the provisions in the 2014 plan to adhere to best practice corporate governance practices. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria. The vesting of share units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.

A summary of the status of the plan as of September 30, 2018 and 2017 is as follows:

	Time based share units	Performance based share units

Outstanding, January 1, 2017	1,068,000	2,350,000

Issued	84,000	–
Vested	(212,000)	(1,000,000)
Forfeited	(30,000)	–
Expired	–	–

Outstanding, September 30, 2017	910,000	1,350,000

Outstanding, January 1, 2018	1,036,500	1,350,000

Issued	171,500	150,000
Vested	(197,750)	–
Forfeited	(20,000)	–
Expired	–	–

Outstanding, September 30, 2018	990,250	1,500,000

During the nine months ended September 30, 2018, 197,750 time based share units vested. The Company also issued 171,500 time based share units and 150,000 performance based share units. The weighted average fair value per unit for the time based share units was $3.10 per unit and the weighted average fair value per unit for the performance based share units granted in the period was $2.78 per unit. The fair value per unit was based on the market value of the underlying shares at the date of issuance.

18

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

9.   Share capital (continued):

(b)   Share unit plan (continued):

During the nine months ended September 30, 2017, 1,000,000 of those units which vested upon the Company meeting certain market based performance targets vested. Upon vesting, the Company issued 1,000,000 common shares. The Company also issued net shares of 202,549 in respect of 212,000 time based share units which vested during the nine months ended September 30, 2017.

During the quarter ended September 30, 2018, the Company recognized $865,374 (2017 - $962,612) in compensation expense in relation to share units.

During the nine months ended September 30, 2018, the Company recognized $2,532,192 (2017 - $2,635,593) in compensation expense in relation to share units.

(c)  Normal Course Issuer Bid:

On November 6, 2017, the Board of Directors of the Company approved a normal course issuer bid to purchase outstanding shares of the Company. The Company may purchase up to 7,120,185 shares pursuant to the bid, representing no more than 10.0% of the Company’s shares outstanding on October 31, 2017. All purchases of shares under the bid are made pursuant to an Automated Share Purchase Plan. Subject to any block purchases made in accordance with the rules of the TSX, the bid is subject to a daily repurchase maximum of 103,902 shares. Shares are purchased at the market price of the shares at the time of purchase and are purchased on behalf of the Company by a registered investment dealer through the facilities of the TSX or alternative Canadian and US marketplaces.

In the three months ended September 30, 2018, the Company repurchased 183,300 of its shares for a total cost, including transaction fees, of $565,831 (CAD$743,965). As at September 30, 2018, all of the repurchased shares had been cancelled.

In the nine months ended September 30, 2018, the Company repurchased 579,900 of its shares for a total cost, including transaction fees, of $1,608,348 (CAD$2,070,503). As at September 30, 2018, all of the repurchased shares had been cancelled.

19

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

9.   Share capital (continued):

(d)  Earnings per share:

The calculation of basic earnings per share for the three months ended September 30, 2018 and 2017 is as follows.

	Three months ended September 30
	2018			2017
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Earnings per common share:
Basic	$263,706	73,356,986	$0.004	$2,228,486	74,109,738	$0.030
Share options		1,153,177			1,171,417
Share units		484,840			198,807

Diluted	$263,706	74,995,003	$0.004	$2,228,486	75,479,962	$0.030

For the three months ended September 30, 2018, 191,510 options (2017 - 242,020) and 2,045,074 share units (2017 - 2,078,476) were excluded from the diluted weighted average number of common shares calculation.

The calculation of basic earnings per share for the nine months ended September 30, 2018 and 2017 is as follows.

	Nine months ended September 30
	2018			2017
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Earnings per common share:
Basic	$2,993,413	72,563,810	$0.041	$3,276,711	73,691,799	$0.044
Share options		1,122,826			1,351,914
Share units		322,203			649,409

Diluted	$2,993,413	74,008,839	$0.040	$3,276,711	75,693,122	$0.043

20

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

9.   Share capital (continued):

(d)  Earnings per share (continued):

For the nine months ended September 30, 2018, 221,861 options (2017 - 135,610) and 2,195,658 share units (2017 - 1,939,959) were excluded from the diluted weighted average number of common shares calculation.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

10. Net finance expense

Recognized in earnings in the three and nine months ended September 30:

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Finance income:
Net change in fair value of financial liabilities at fair value through earnings	$–	$(858,628)	$–	$(814,565)
Total finance income	$–	$(858,628)	$–	$(814,565)

Finance expense:
Interest and accretion expense on borrowings	$851,110	$270,528	$2,291,864	$2,419,296
Accretion expense on earn-out obligation and deferred consideration	35,549	146,737	123,411	462,241
Amortization of deferred financing fees	37,133	41,797	111,399	192,202
Net change in fair value of financial liabilities at fair value through earnings	673,125	–	236,275	–
Foreign exchange loss	–	–	–	88,084
Extinguishment of notes payable and bank indebtedness	–	–	–	2,044,867
Other	–	–	–	25,472
Total finance expense	$1,596,917	$459,062	$2,762,949	$5,232,162
Net finance expense	$1,596,917	$(399,566)	$2,762,949	$4,417,597

21

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

11. Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, loans, member loans, notes payable, deferred consideration, and the Company’s earn-out obligation. The fair values of these financial instruments, except the notes payable balances, deferred consideration, and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation is classified as a financial instrument recorded at fair value through earnings. The fair value of the Scotia Facility approximates carrying value as it is a floating rate instrument. The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

22

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

11. Financial instruments (continued):

The Company’s earn-out obligation is measured at fair value on a recurring basis using significant unobservable inputs (Level 3). The Company measures the fair value of the earn-out obligation based on its best estimate of the cash outflows payable in respect of the earn-out obligation. This valuation technique includes inputs relating to estimated cash outflows under the arrangement and the use of a discount rate appropriate to the Company. The Company evaluates the inputs into the valuation technique at each reporting period. During the three and nine months ended September 30, 2018, the Company revised its assumptions underlying the discount rate used in the calculation of the fair value of the earn-out obligation to account for changes in the underlying credit risk of the Company as well as the estimates underlying the amount of payment. The upward adjustment of the discount rate from 3.59% at December 31, 2017 to 4.43% at September 30, 2018 and the amendment of cash outflow estimates underlying the earn-out resulted in an increase of $236,275 to the fair value of the earn-out obligation. The impact of this adjustment was recorded through finance expense of $673,125 recorded in the three months ended September 30, 2018, a recovery of $271,225 recorded in the three months ended June 30, 2018 and a recovery of $165,625 recorded in the three months ended March 31, 2018.

The fair value measurements are sensitive to the discount rate used in calculating the fair values as well as the probability assessments used. A 1% increase in the discount rate would reduce the fair value of the earn-out obligation by $16,902. During the three and nine months ended September 30, 2018, the Company recorded accretion expense of $15,938 and $49,978, respectively, in relation to this liability, reflecting the change in fair value of the liabilities that is attributable to credit risk.

Reconciliation of level 3 fair values:

Earn-out Obligation
Balance as at January 1, 2018	$1,875,427
Recorded in finance expense:
Accretion expense	49,978
Fair value adjustment	236,275
Balance as at September 30, 2018	$2,161,680

23

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

12. Segmented information:

The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services. The revenues relating to geographic segments based on customer location, in United States dollars, for the three and nine months ended September 30, 2018 and 2017 are as follows:

	Three months ended		Nine months ended
Revenue:	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Canada and other	$56,065	$65,592	$167,253	$189,643
United States	28,675,528	22,093,155	80,560,359	64,265,759
Total	$28,731,593	$22,158,747	$80,727,612	$64,455,402

The Company’s revenues are disaggregated below into revenue categories which differ in terms of the economic factors which impact the amount, timing and uncertainty of revenue and cash flows.

	Three months ended		Nine months ended
Revenue:	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Commercial Insurers	$22,077,401	$16,416,065	$61,492,066	$47,809,753
Federal Insurers	3,948,549	2,667,745	10,866,851	7,801,997
Physicians	2,658,131	2,864,742	7,868,907	8,428,735
Other	47,512	210,195	499,788	414,917
Total	$28,731,593	$22,158,747	$80,727,612	$64,455,402

The Company’s property and equipment and intangible assets are located in the following geographic regions as at September 30, 2018 and December 31, 2017:

	2018	2017
Property and equipment:
Canada	$284,527	$347,676
United States	18,058	16,690
Total	$302,585	$364,366
Intangible assets:
Canada	$33,488	$35,181
United States	176,456,428	163,057,425
Total	$176,489,916	$163,092,606

24

CRH MEDICAL CORPORATION Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in United States dollars) Three and nine months ended September 30, 2018 and 2017)

12. Segmented information (continued):

The financial measures reviewed by the Company’s Chief Operating Decision Maker are presented below for the three and nine months ended September 30, 2018 and 2017. The Company does not allocate expenses related to corporate activities. These expenses are presented within “Other” to allow for reconciliation to reported measures.

	Three months ended September 30, 2018
	Anesthesia services	Product sales	Other	Total
Revenue	$26,073,462	$2,658,131	$–	$28,731,593
Operating costs	21,329,627	1,181,976	1,723,922	24,235,525
Operating income	$4,743,835	$1,476,155	$(1,723,922)	$4,496,068

	Three months ended September 30, 2017
	Anesthesia services	Product sales	Other	Total
Revenue	$19,294,005	$2,864,742	$–	$22,158,747
Operating costs	15,531,573	1,199,232	1,776,300	18,507,105
Operating income	$3,762,432	$1,665,510	$(1,776,300)	$3,651,642

	Nine months ended September 30, 2018
	Anesthesia services	Product sales	Other	Total
Revenue	$72,858,705	$7,868,907	$–	$80,727,612
Operating costs	58,835,160	3,757,519	4,736,454	67,329,133
Operating income	$14,023,545	$4,111,388	$(4,736,454)	$13,398,479

	Nine months ended September 30, 2017
	Anesthesia services	Product sales	Other	Total
Revenue	$56,026,667	$8,428,735	$–	$64,455,402
Operating costs	43,675,916	3,589,839	4,854,318	52,120,073
Operating income	$12,350,751	$4,838,896	$(4,854,318)	$12,335,329

13. Subsequent event:

In October 2018, the Company entered into an agreement to develop and manage a monitored anesthesia care program with Digestive Health Specialists, located in in North Carolina.  Under the terms of the agreement, CRH is a 15% equity owner in the anesthesia business, Triad Anesthesia Associates LLC, and will receive compensation for its billing and collection services.  Under the terms of the agreement, CRH has an option to acquire an additional 36% interest in the anesthesia business at a future date, but no sooner than November 2019.

25